Exhibit 99.1

NICE Actimize SURVEIL-X Selected by Global Investment Platform eToro to
Guard Against Market Manipulation and Ensure Compliance

SURVEIL-X reduces false positives and costs by enabling financial institutions to tailor alert thresholds to their customers’ trading activity

Hoboken, NJ, July 1, 2020 – Offering a wide range of solutions protecting digital financial services, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, was selected by eToro, the global, multi-asset investment platform, to implement the SURVEIL-X Markets Surveillance solution. Focused on providing access to global financial markets, eToro currently has a collaborative community of more than 13 million registered users located in more than 100 countries.

Leveraging NICE Actimize’s SURVEIL-X Markets Surveillance solution, an integral part of its SURVEIL-X Holistic Surveillance suite, eToro will augment its critical compliance infrastructure to guard against market manipulation and ensure compliance across its trading products, targeting support for equities, commodities, ETFs, CFDs and more. eToro will also utilize NICE Actimize’s industry-leading case management capabilities providing robust evidence of a strong and repeatable compliance process.

The NICE Actimize SURVEIL-X Markets Surveillance application enables securities trading firms like eToro to quickly and cost effectively detect sophisticated forms of market manipulation including pump and dump, layering and insider trading. Also important, SURVEIL-X Markets’ configurable rules engines reduce false positives and costs by enabling firms to tailor alert thresholds to their customers’ trading activity.

Offering premium surveillance capabilities without the expense of on-premise solutions, the SURVEIL-X Holistic Surveillance cloud-native suite offers faster deployment; reduced infrastructure; operational, training and maintenance costs; hassle-free upgrades; seamless scalability; improved resiliency and security.

“As a global, multi-asset investment platform, we are committed to providing a reliable, fully compliant brokerage experience, protecting customer assets while offering full transparency and meeting the needs of global regulators,” said Avi Sela, COO of eToro. “To accomplish this, we chose financial markets compliance innovator NICE Actimize to provide solutions which address the rapidly changing landscape. We required a solution that would adapt to the broad range of emerging assets we offer, and NICE Actimize was the choice which had the adaptability to meet our current and future needs.”

“As we serve the global investment community, we provide broad, consistent global coverage via standard models for equities, fixed income, foreign exchange, swaps, futures and options along with ease of deployment and seamless scalability,” said Chris Wooten, EVP, NICE. “With more than 12 years’ experience implementing OTC instrument markets surveillance, our out-of-the-box detection scenarios provide superior analytics that have been successfully implemented by numerous top tier global clients. We recognize eToro’s  commitment to the highest standards of customer safeguards and are excited to provide its global investment platform secure and cost-effective protection.”

NICE Actimize’s SURVEIL-X Markets Surveillance application provides a comprehensive package of surveillance models that enables global regulatory compliance across products and markets. The solution’s proven analytics capabilities offer fully automated surveillance and end-to-end workflow management, investigation, audit and reporting/dashboard capabilities.

For additional information on the NICE Actimize SURVEIL-X Markets Surveillance solution, click here.

About eToro
eToro was founded in 2007 with the vision of opening up the global markets so that everyone can invest in a simple and transparent way. The eToro platform enables people to invest in the assets they want, from stocks and commodities to cryptoassets. We are a global community of more than thirteen million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. www.etoro.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.